INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citizens Bancshares Corporation
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Citizens Bancshares Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 22, 2002 (March 15, 2002 as to Note 17)

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and due from banks, including reserve requirements of $5,282,000 in 2001 and $6,464,000 in 2000	$ 12,876,502	$ 12,118,202
Federal funds sold	1,560,000	50,000
Interest-bearing deposits with banks	37,258,171	13,004,261
Certificates of deposit	3,095,000	995,000
Investment securities available for sale, at fair value (amortized cost of $61,803,971 - 2001 and $58,462,023 - 2000)	61,578,722	59,105,879
Investment securities held to maturity, at cost (estimated fair value of $2,744,380 - 2001 and $5,496,957 - 2000)	2,676,332	5,431,090
Other investments	1,510,850	1,510,850
Loans held for sale	422,500	263,743
Loans receivable, net	155,968,785	157,351,888
Property held for sale	-	387,721
Premises and equipment, net	6,110,827	6,744,758
Cash surrender value of life insurance	7,016,911	6,072,774
Foreclosed real estate, net	29,000	-
Other assets	4,396,256	4,242,074
	$ 294,499,856	$ 267,278,240
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Noninterest-bearing deposits	$ 51,801,276	$ 55,227,361
Interest-bearing deposits	205,999,587	175,635,324
Total deposits	257,800,863	230,862,685
Accrued expenses and other liabilities	3,655,868	3,778,817
Notes payable	1,270,242	639,754
Advances from Federal Home Loan Bank	10,000,000	10,000,000
Total liabilities	272,726,973	245,281,256
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock - $1 par value; 5,000,000 shares authorized; 2,230,065 shares issued and outstanding	2,230,065	2,230,065
Nonvoting common stock - $1 par value; 5,000,000 shares authorized; 90,000 issued and outstanding	90,000	90,000
Additional paid-in capital	7,444,693	7,444,693
Retained earnings	13,823,230	12,907,112
Treasury stock, 191,852 and 115,526 shares at cost at December 31, 2001 and 2000, respectively	(1,665,344)	(1,089,853)
Accumulated other comprehensive income (loss) - unrealized (loss) gain on investment securities available for sale	(149,761)	414,967
Total stockholders' equity	21,772,883	21,996,984
	$ 294,499,856	$ 267,278,240

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Interest income:			
Loans, including fees	$ 14,866,320	$ 15,505,046	$ 12,356,437
Investment securities:			
Taxable	2,264,668	2,672,808	2,672,356
Tax-exempt	614,428	462,316	451,875
Dividends	180,498	150,898	101,782
Federal funds sold	31,355	31,124	65,481
Interest-bearing deposits	606,141	359,573	256,498
Total interest income	18,563,410	19,181,765	15,904,429
Interest expense:			
Deposits	6,776,756	6,929,283	5,150,138
Other borrowings	691,365	767,251	319,496
Total interest expense	7,468,121	7,696,534	5,469,634
Net interest income	11,095,289	11,485,231	10,434,795
Provision for loan losses	1,810,000	744,312	287,000
Net interest income after provision for loan losses	9,285,289	10,740,919	10,147,795
Noninterest income:			
Service charges on deposits	3,803,535	3,531,217	3,611,738
Gain on sales of securities	1,051,239	62,312	6,870
Gain on sales of assets	389,770	745,094	-
Origination fees from mortgage company	1,508,989	2,394,839	3,297,979
Other operating income	1,783,327	1,687,179	947,030
Total noninterest income	8,536,860	8,420,641	7,863,617
Noninterest expense:			
Salaries and employee benefits	7,488,021	7,616,478	7,528,195
Net occupancy and equipment	2,473,780	2,541,853	2,447,807
Other operating expenses	6,362,525	6,138,460	5,498,202
Total noninterest expense	16,324,326	16,296,791	15,474,204
Income before income taxes	1,497,823	2,864,769	2,537,208
Income tax expense	207,482	763,621	656,637
Net income	$ 1,290,341	$ 2,101,148	$ 1,880,571
Net income per share - basic and diluted	$ 0.59	$ 0.95	$ 0.87
Weighted average outstanding shares:			
Basic	2,175,458	2,222,245	2,174,770
Diluted	2,175,642	2,222,245	2,174,770

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	Common Stock		Nonvoting Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount		Shares	Amount			
Balance, January 1, 1999	2,164,065	$ 2,164,065	-	$ -	$ 6,173,505	-	$ -	$ 9,606,515	$ 585,175	$ 18,529,260
Net income	-	-	-	-	-	-	-	1,880,571	-	1,880,571
Unrealized holding losses arising during the period, net of taxes of $889,779	-	-	-	-	-	-	-	-	(1,705,939)	(1,705,939)
Less: Reclassification adjustment for gains included in net income, net of taxes of $2,336	-	-	-	-	-	-	-	-	(4,534)	(4,534)
Comprehensive income										170,098
Issuance of common stock	66,000	66,000	90,000	90,000	1,326,000	-	-	-	-	1,482,000
Purchase of treasury stock	-	-	-	-	-	(103,000)	(1,031,735)	-	-	(1,031,735)
Sale of treasury stock	-	-	-	-	(54,812)	11,148	111,667	-	-	56,855
Dividends declared - $0.15 per share	-	-	-	-	-	-	-	(324,611)	-	(324,611)
Balance, December 31, 1999	2,230,065	2,230,065	90,000	90,000	7,444,693	(91,852)	(920,068)	11,162,475	(1,125,298)	18,881,867
Net income	-	-	-	-	-	-	-	2,101,148	-	2,101,148
Unrealized holding gains arising during the period, net of taxes of $829,505	-	-	-	-	-	-	-	-	1,581,391	1,581,391
Less: Reclassification adjustment for gains included in net income, net of taxes of $21,186	-	-	-	-	-	-	-	-	(41,126)	(41,126)
Comprehensive income	-	-	-	-	-	-	-	-	-	3,641,413
Purchase of treasury stock	-	-	-	-	-	(23,674)	(169,785)	-	-	(169,785)
Dividends declared - $0.16 per share	-	-	-	-	-	-	-	(356,511)	-	(356,511)
Balance, December 31, 2000	2,230,065	2,230,065	90,000	90,000	7,444,693	(115,526)	(1,089,853)	12,907,112	414,967	21,996,984
Net income	-	-	-	-	-	-	-	1,290,341	-	1,290,341
Unrealized holding gains arising during the period, net of taxes of $51,651	-	-	-	-	-	-	-	-	129,090	129,090
Less: Reclassification adjustment for gains included in net income, net of taxes of $357,421	-	-	-	-	-	-	-	-	(693,818)	(693,818)
Comprehensive income	-	-	-	-	-	-	-	-	-	725,613
Purchase of treasury stock	-	-	-	-	-	(76,326)	(575,491)	-	-	(575,491)
Dividends declared - $0.17 per share	-	-	-	-	-	-	-	(374,223)	-	(374,223)
Balance, December 31, 2001	2,230,065	$ 2,230,065	90,000	$ 90,000	$ 7,444,693	(191,852)	$ (1,665,344)	$ 13,823,230	$ (149,761)	$ 21,772,883

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 1,290,341	$ 2,101,148	$ 1,880,571
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,810,000	744,312	287,000
Provision for losses on foreclosed real estate	-	43,303	20,102
Depreciation	1,143,655	1,157,131	1,078,610
Amortization and accretion, net	(442,339)	122,357	14,697
Provision for deferred income taxes	533,082	(467,181)	5,284
Gain on sale of assets and securities	(1,441,009)	(807,406)	(6,870)
Change in mortgage loans held for sale	(158,757)	(263,743)	405,550
Proceeds from sale of property held for sale	509,119	2,154,780	-
Purchases of property held for sale	-	(392,721)	-
Change in other assets	(382,887)	(156,614)	517,528
Change in accrued expenses and other liabilities	(122,949)	302,881	515,690
Net cash provided by operating activities	2,738,256	4,538,247	4,718,162
INVESTING ACTIVITIES:			
Proceeds from sales/maturities of investments:			
Securities held to maturity	555,000	1,766,101	7,077,151
Securities available for sale	68,658,215	-	5,649,203
Purchases of securities available for sale:	(68,851,441)	(11,297,592)	(16,888,592)
Purchase of other investments	-	(96,100)	(925,300)
Proceeds from sales of other investments	-	514,400	267,100
Net cash and due from banks acquired from FDIC	-	3,204,430	-
Net change in loans	(263,235)	(4,202,724)	(16,001,200)
Purchases of premises and equipment	(661,442)	(1,909,280)	(2,529,698)
Proceeds from sale of premises and equipment	420,090	-	10,568
Increase of cash value life insurance policies	(944,137)	(1,150,029)	(893,019)
Proceeds from sale of real estate acquired through foreclosure	-	335,000	140,016
Net expenditures on foreclosed real estate	-	(59,853)	-
Net change in interest bearing deposits with banks	(24,253,910)	(12,443,021)	10,563,396
Purchases of certificates of deposit	(2,100,000)	(995,000)	-
Net change in Federal Funds sold	(1,510,000)	605,000	(102,000)
Net cash used in investing activities	(28,950,860)	(25,728,668)	(13,632,375)

(Continued)

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
FINANCING ACTIVITIES:			
Net change in deposits	$ 27,290,130	$ 22,132,160	$ (1,859,161)
Net borrowings from warehouse line of credit	330,574	-	-
Proceeds from note payable	499,914	-	-
Principal payments on note payable	(200,000)	(195,246)	(592,443)
Net change in FHLB advances	-	-	10,000,000
Issuance of common stock	-	-	1,482,000
Sale of treasury stock	-	-	56,855
Purchase of treasury stock	(575,491)	(169,785)	(1,031,735)
Dividends paid	(374,223)	(356,511)	(324,611)
Net cash provided by financing activities	26,970,904	21,410,618	7,730,905
Net change in cash and due from banks	758,300	220,197	(1,183,308)
CASH AND DUE FROM BANKS:			
Beginning of year	12,118,202	11,898,005	13,081,313
End of year	$ 12,876,502	$ 12,118,202	$ 11,898,005
Supplemental disclosures of cash paid during the year for:			
Interest	$ 6,998,190	$ 6,915,742	$ 5,481,249
Income taxes	1,169,713	980,000	768,059
Supplemental disclosure of noncash investing activities:			
Real estate acquired through foreclosure	29,000	-	64,303
Securitized loans	-	988,025	-
Reclassification of securities from held to maturity to available for sale	2,172,590	-	-
Change in unrealized gain (loss) on investment securities available for sale, net of tax	(564,728)	1,540,265	(1,710,473)
Supplemental disclosure of acquisition from FDIC:			
Loans, net of discount	-	22,694,499	-
Other assets	-	220,662	-
Deposits assumed, net of premium	-	(25,624,282)	-
Other liabilities	-	(495,309)	-
Net cash and due from banks acquired from FDIC	$ -	$ (3,204,430)	$ -

(Concluded)

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 and 2000 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies:

Business – Citizens Bancshares Corporation and subsidiaries (the "Company") is a holding company that provides a full range of commercial banking and mortgage brokerage services to individual and corporate customers in metropolitan Atlanta and Columbus, Georgia through its wholly owned subsidiaries, Citizens Trust Bank (the "Bank") and Citizens Trust Bank Mortgage Services, Inc. ("CTBM"). The Bank operates under a state charter and serves its customers through 11 full-service branches in metropolitan Atlanta and one full-service branch in Columbus, Georgia. On March 10, 2000, the Company purchased certain assets and assumed all of the deposits of a failed institution from the FDIC (see Note 2). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term are the allowance for loan losses and valuation allowances associated with the recognition of deferred tax assets.

Cash and Cash Equivalents – Cash and cash equivalents includes cash on hand and amounts due from banks. The Federal Reserve Bank (the "Fed") requires the Company to maintain a required cash reserve balance on deposit with the Fed, based on the Company's daily average balance with the Fed. This reserve requirement represents 3% of the Company's daily average deposit balance between $5.7 million and $35.6 million and 10% of the Company's daily average deposit balance above $35.6 million.

Investment Securities – The Company classifies investments in one of three categories based on management's intent upon purchase: held to maturity securities which are reported at amortized cost, trading securities which are reported at fair value with unrealized holding gains and losses included in earnings, and available for sale securities which are recorded at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income. The Company had no investment securities classified as trading securities during 2001, 2000, or 1999.

Premiums and discounts on available for sale and held to maturity securities are amortized or accreted using a method which approximates a level yield.

Gains and losses on sales of investment securities are recognized upon disposition, based on the adjusted cost of the specific security. A decline in market value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Other Investments – Other investments consist of Federal Home Loan Bank stock and Federal Reserve Bank stock which is restricted and has no readily determinable market value. These investments are carried at cost.

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. During 2001, 2000, and 1999, the Company did not originate any FHA loans nor did it service any such loans.

Loans and Allowance for Loan Losses – Loans are reported at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is recognized on a level-yield basis. Loan fees and certain direct origination costs are deferred and amortized over the estimated terms of the loans using the level-yield method. Discounts on loans purchased are accreted using the level-yield method over the estimated remaining life of the loan purchased.

Management considers a loan to be impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are generally placed on nonaccrual status when the full and timely collection of principal or interest becomes uncertain or the loan becomes contractually in default for 90 days or more as to either principal or interest unless the loan is well collateralized and in the process of collection. When a loan is placed on nonaccrual status, current period accrued and uncollected interest is charged off against interest income on loans unless management believes the accrued interest is recoverable through the liquidation of collateral. Interest income, if any, on impaired loans is recognized on the cash basis.

The Company provides for estimated losses on loans receivable when any significant and permanent decline in value occurs. These estimates for losses are based on individual assets and their related cash flow forecasts, sales values, independent appraisals, the volatility of certain real estate markets, and concern for disposing of real estate in distressed markets. For loans that are pooled for purposes of determining necessary provisions, estimates are based on loan types, history of chargeoffs, and other delinquency analyses. Therefore, the value used to determine the provision for losses is subject to the reasonableness of these estimates. The adequacy of the allowance for loan losses is reviewed on a monthly basis by management and the Board of Directors. On a quarterly basis a comprehensive review of the adequacy of allowance for loan losses is performed. This assessment is made in the context of historical losses as well as existing economic conditions, performance trends within specific portfolio segments, and individual concentrations of credit.

Loans are charged against the allowance when, in the opinion of management, such loans are deemed to be uncollectable and subsequent recoveries are added to the allowance.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the metropolitan Atlanta area. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment is as follows:

Buildings and improvements	5-40 years
Furniture and equipment	3-10 years

Foreclosed Real Estate – Foreclosed real estate is reported at the lower of cost or fair value less estimated disposal costs, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a charge-off against the allowance for loan losses. Any subsequent declines in value are charged to earnings.

Intangible Assets – Intangible assets include deposit assumption premiums from the purchase of certain assets and liabilities of another financial institution. Deposit assumption premiums are amortized over five years, the estimated average life of the deposit base acquired, using the straight-line method.

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of a deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Net Income Per Share – Basic net income per common share (EPS) is computed based on net income divided by the weighted average number of common shares outstanding. Diluted EPS is computed based on net income divided by the weighted average number of common and potential common shares. The only potential common share equivalents are those related to stock options; however, in 2000 and 1999, such options are antidilutive and therefore diluted and basic EPS are equal.

Stock Options – Stock options are accounted for using the intrinsic value approach under Accounting Principle Board Opinion No. 25.

Recently Issued Accounting Standards – In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS No. 140 revises the standards for accounting and securitizations and other transfers of financial assets and collateral requires certain disclosures. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS No. 140 did not have an impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes criteria for recognizing intangible assets. The adoption of SFAS No. 141 will not have a material impact on the Company's financial statements. SFAS No. 142 addresses the financial accounting and reporting standards for the acquisition of intangible assets outside a business combination and for goodwill and other intangible assets subsequent to their acquisition. The adoption of SFAS No. 142 on January 1, 2002 is not expected to have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses accounting for and reporting of the impairment or disposal of long-lived assets. The Company adopted the provisions of SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 is not expected to have a significant impact on the Company's results of operations, financial position, or cash flows; however, SFAS No. 144 may modify the presentation of the operating results from abandoned or disposed businesses in the Company's consolidated statements of income in the future.

Reclassifications – Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

2. ACQUISITIONS

On March 10, 2000, the Company, through its bank subsidiary, entered into a Purchase and Assumption Agreement (the "Agreement") with the Federal Deposit Insurance Corporation ("FDIC") to purchase certain assets and assume all of the deposits of a failed institution. The Company paid a premium of approximately $2.5 million for the deposits assumed ($28.6 million) and received approximately $3.1 million as a discount on the loans purchased ($26.0 million). The Company also obtained balances due from other banks of approximately $2.0 million. The assets and liabilities were recorded at their estimated fair values at the date of acquisition. Premiums paid on deposits and discounts received on loans are being accreted/amortized over the estimated lives of the deposits assumed and the loans purchased.

3. INVESTMENT SECURITIES

Investment securities held to maturity are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2001:				
State, county, and municipal securities	$ 2,676,332	$ 70,407	$ 2,359	$ 2,744,380
Totals	$ 2,676,332	$ 70,407	$ 2,359	$ 2,744,380
At December 31, 2000:				
Mortgage-backed securities	$ 2,199,164	$ 24,992	$ 9,954	$ 2,214,202
State, county, and municipal securities	3,231,926	50,829	-	3,282,755
Totals	$ 5,431,090	$ 75,821	$ 9,954	$ 5,496,957

Investment securities available for sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2001:				
U.S. Treasury and U.S. Government agencies	$ 20,056,863	$ 125,643	$ 64,923	$ 20,117,583
State, county, and municipal securities	14,740,257	38,096	293,161	14,485,192
Mortgage-backed securities	25,606,699	70,872	188,908	25,488,663
Equity securities	1,400,152	112,132	25,000	1,487,284
Totals	$ 61,803,971	$ 346,743	$ 571,992	$ 61,578,722
At December 31, 2000:				
U.S. Treasury and U.S. Government agencies	$ 49,997,312	$ 750	$ 434,734	$ 49,563,328
State, county, and municipal securities	6,762,762	57,373	46,022	6,774,113
Mortgage-backed securities	694,919	1,328	28,825	667,422
Equity securities	1,007,030	1,093,986	-	2,101,016
Totals	$ 58,462,023	$ 1,153,437	$ 509,581	$ 59,105,879

The amortized costs and fair values of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with and without call or prepayment penalties.

| | Held to Maturity | | Available for Sale | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 300,000	$ 300,852	$ 4,008	$ 4,086
Due after one year through five years	871,118	899,731	7,138,220	7,183,651
Due after five years through ten years	715,000	755,942	20,105,146	20,121,343
Due after ten years	790,214	787,855	33,156,445	32,782,358
Equity securities	-	-	1,400,152	1,487,284
	$ 2,676,332	$ 2,744,380	$ 61,803,971	$ 61,578,722

Gross realized gains on securities were $1,051,239, $62,312, and $6,870 in 2001, 2000, and 1999, respectively. There were no gross realized losses on securities during these periods.

In conjunction with the adoption of SFAS No. 133 in 2001, the Company reclassified held to maturity securities with a carrying value of $2,172,590 to available for sale securities.

Investment securities with carrying values of approximately $49,712,000 and $48,500,000 at December 31, 2001 and 2000, respectively, were pledged to secure public funds on deposit and for other purposes as required by law.

4.   LOANS RECEIVABLE

Loans outstanding, by classification, are summarized as follows:

| | December 31, | |
	2001	2000
Commercial, financial, and agricultural	$ 49,335,968	$ 48,462,227
Installment	8,154,154	9,606,215
Real estate - mortgage	78,290,855	68,275,993
Real estate - construction	10,817,161	11,640,371
Other	12,603,013	23,421,863
	159,201,151	161,406,669
Less: Net deferred loan fees	189,867	231,488
Allowance for loan losses	2,002,842	2,672,919
Discount on loans acquired from FDIC	1,039,657	1,150,374
	$ 155,968,785	$ 157,351,888

As discussed in Note 2, in March 2000, the Company acquired loans with a principal balance of $26.0 million at a discount of $3.1 million. Management evaluated the fair value of the loans acquired and determined, in accordance with its policy, that $1.4 million of the discount should be allocated to the allowance for loan losses. The remaining discount is being accreted over the estimated remaining lives of the purchased loans. Accretion of the discount resulted in an adjustment to interest income of approximately $193,000 and $187,000 during 2001 and 2000, respectively.

The purchase of loans from the FDIC in March 2000 included a Shared-Loss Arrangement ("Arrangement") with the FDIC in relation to approximately $9 million of the loans. The Arrangement provides for the reimbursement by the FDIC of 80% of the net charge-offs of these shared-loss loans plus reimbursable expenses for the first two years.

During 2000, the Company securitized mortgage loans acquired from the failed institution. The net book value of the loans of $998,025 was reclassified to investment securities available for sale as a result of the securitization.

The Company's concentrations of credit risk are as follows:

- A substantial portion of the Company's loan portfolio is collateralized by real estate in metropolitan Atlanta. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the metropolitan Atlanta area.

- The Company's loans to area churches were approximately $43.8 million and $41.7 million at December 31, 2001 and 2000, respectively, which are generally secured by real estate. The balance of such loans represents the accounting loss the Company could incur if any party to these loans failed completely to perform according to the terms of the contracts and the collateral proved to be of no value.

Activity in the allowance for loan losses is summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
Balance at beginning of year	$ 2,672,919	$ 1,612,187	$ 1,702,523
Provision	1,810,000	744,312	287,000
Allocation of discount on purchased loans	-	1,400,000	-
Loans charged off	(3,355,858)	(1,892,474)	(645,065)
Recoveries on loans previously charged-off	875,781	808,894	267,729
Balance at end of year	$ 2,002,842	$ 2,672,919	$ 1,612,187

At December 31, 2000, the Bank had a loan outstanding in the amount of $2.2 million that was secured by the debtor's accounts receivable. The loan was in default and management, based on the available information, had reserved $900,000 related to this loan as part of the allowance for loan losses at December 31, 2000. During 2001, management determined the loan to be uncollectible and wrote off the entire balance.

Nonaccrual loans amounted to $1,760,868 and $1,832,423 at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the recorded investment in loans that are considered to be impaired was $3,316,778 and $5,369,066, respectively. The related allowance for loan losses for each of these loans was $674,586 and $1,058,821 at December 31, 2001 and 2000, respectively. The average investment in impaired loans during 2001 and 2000 was approximately $3,116,000 and

$4,247,130, respectively. Interest income recognized on impaired loans was approximately $556,000, $260,000, and $210,000, in 2001, 2000, and 1999. Interest income recognized on a cash basis was approximately $48,000, $85,000, and $131,000 for 2001, 2000, and 1999, respectively.

The Company has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes such loans are made substantially on the same terms as those prevailing at the time for comparable transactions with unaffiliated customers. The following table summarizes the activity in these loans during 2001:

Balance at December 31, 2000	$ 7,665,460
New loans	4,215,122
Repayments	5,321,258
Balance at December 31, 2001	$ 6,559,324

5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2001	2000
Land	$ 1,386,474	$ 1,386,474
Buildings and improvements	4,044,457	4,991,011
Furniture and equipment	6,220,114	8,009,143
	11,651,045	14,386,628
Less accumulated depreciation	5,540,218	7,641,870
	$ 6,110,827	$ 6,744,758

6. DEPOSITS

As discussed in Note 2, in March 2000, the Company assumed $28.6 million of deposits from a failed institution at a premium of $2.5 million. The premium is being amortized over the estimated life of the deposits assumed (7 years). Amortization expense of approximately $352,000 and $293,000 was recorded during 2001 and 2000, respectively, as an adjustment to interest expense.

The following is a summary of interest-bearing deposits:

	2001	2000
NOW and money market accounts	$ 39,988,654	$ 51,235,528
Savings accounts	65,555,875	38,371,338
Time deposits of $100,000 or more	62,934,838	44,736,906
Other time deposits	39,338,640	43,461,924
Premium on purchased deposits	(1,818,420)	(2,170,372)
	$205,999,587	$175,635,324

At December 31, 2001, maturities of time deposits are approximately as follows:

	2001
2002	85,962,984
2003	6,915,952
2004	4,858,534
2005	2,190,759
2006	-
2007 and thereafter	2,345,249
	$102,273,478

7. OTHER BORROWINGS

Notes Payable - At December 31, 2000, the Company had $639,754 outstanding under an unsecured note payable. The note bore interest at a rate 50 basis points below the lender's prime rate and was due in full on May 1, 2001.

During 2001, the note was refinanced and rolled into a new unsecured note. At December 31, 2001, the note payable has an outstanding principal balance of $939,668. The note bears interest at a rate of 50 basis points below the lender's prime rate (4.25% at December 31, 2001) and is payable quarterly. The principal balance is due in full on May 1, 2002.

During 2001, the Company established a warehouse line of credit to support the operations of CTBM. The warehouse line matures on March 31, 2002, and allows CTBM to borrow up to $10.0 million at an adjustable rate of 200 basis points above the lender's prime rate (6.75% at December 31, 2001). At December 31, 2001, the line had an outstanding principal balance of $330,574.

Federal Home Loan Bank (FHLB) Advances – The advances outstanding at December 31, 2001 and 2000 bear interest at a fixed rate of 5.82% and are due April 5, 2010. The advances are callable by the lender at the end of each fiscal quarter and are collateralized by a blanket lien on the Bank's 1-4 family mortgage portfolio.

8. INCOME TAXES

The components of income tax expense consist of:

	2001	**2000**	**1999**
Current tax expense (benefit)	$ (325,600)	$ 1,230,802	$ 651,353
Deferred tax expense (benefit)	533,082	(467,181)	5,284
	$ 207,482	$ 763,621	$ 656,637

Income tax expense for the years ended December 31, 2001, 2000, and 1999 differed from the amounts computed by applying the statutory federal income tax rate of 34% to earnings before income taxes as follows:

	2001	2000	1999
Income tax expense at statutory rate	$ 509,260	$ 975,638	$ 862,651
Tax-exempt interest income, net of disallowed interest expense	(207,913)	(156,557)	(148,303)
Nondeductible expenses	6,107	3,557	3,674
Cash surrender value of life insurance income	(74,070)	(79,900)	(81,032)
Other, net	(25,902)	20,883	19,647
Income tax expense	$ 207,482	$ 763,621	$ 656,637

The tax effects of temporary differences that give rise to significant amounts of deferred tax assets and deferred tax liabilities are presented below:

	2001	2000
Deferred tax assets:		
State net operating losses and credits	$ 1,214,355	$ 1,185,100
Federal tax credits	85,606	-
Loans, principally due to difference in allowance for loan losses and deferred loan fees	441,952	789,931
Nonaccrual loan interest	15,264	37,501
Postretirement benefit accrual	133,452	124,272
Net unrealized loss on securities available for sale	77,150	-
Reserve for litigation	-	123,200
Premises and equipment	119,454	16,666
Other	248,435	116,048
Gross deferred tax asset	2,335,668	2,392,718
Valuation allowance	(1,283,176)	(1,365,462)
Total deferred tax assets	1,052,492	1,027,256
Deferred tax liabilities:		
Purchased loan discount	480,000	-
Net unrealized gain on securities available for sale	-	228,620
Other	6,373	5,205
Total deferred tax liabilities	486,373	233,825
Net deferred tax assets	$ 566,119	$ 793,431

The Company has, at December 31, 2001, net operating loss carryforwards of approximately $15,246,000 for state income tax purposes, which expire in years 2002 through 2012, and state income tax credits of approximately $300,000, which expire in years 2002 through 2005. Due to the uncertainty relating to the realizability of these carryforwards and credits, management currently considers it more likely than not that not all related deferred tax assets will be realized; thus, a full valuation allowance has been provided for all state tax attributes at December 31, 2001.

9.   EMPLOYEE BENEFITS

Defined Contribution Plan - The Company sponsors a defined contribution 401(k) plan covering substantially all full-time employees. Employee contributions are voluntary. The Company matches 25% of the employee contributions up to a maximum of 6% of compensation. During the years ended December 31, 2001, 2000, and 1999, the Company recognized $81,511, $103,260, and $106,418, respectively, in expenses related to this plan.

Other Postretirement Benefit Plans - In addition to the Company's defined contribution plan, the Company sponsors postretirement medical and life insurance benefits to full-time employees who meet certain minimum age and service requirements. The plan contains cost sharing features with retirees.

The following table presents the plan's change in benefit obligation for the years ended December 31, 2001 and 2000:

	2001	2000
Benefit obligation at beginning of year	$ 211,841	$ 175,177
Service cost	23,460	22,906
Interest cost	16,022	13,497
Actuarial loss (gain)	(15,533)	10,440
Company contributions for retirees	(8,997)	(10,179)
Benefit obligation at end of year	$ 226,793	$ 211,841

The following table presents the plan's funded status reconciled with amounts recognized in the consolidated balance sheets at December 31, 2001 and 2000:

	2001	2000
Accumulated postretirement benefit obligation	$ (226,793)	$ (211,841)
Unrecognized transition obligation	192,547	208,592
Unrecognized prior service cost	(90,472)	(97,431)
Unrecognized actuarial gain	(208,912)	(210,000)
Accrued postretirement benefit cost included in other liabilities	$ (333,630)	$ (310,680)

Net periodic postretirement benefit cost includes the following components:

	Years Ended December 31,		
	2001	2000	1999
Service cost	$ 23,460	$ 22,906	$ 28,184
Interest cost	16,022	13,497	14,004
Net amortization	(7,535)	(10,389)	(4,897)
Net periodic postretirement benefit cost	$ 31,947	$ 26,014	$ 37,291

For measurement purposes, a 7.75% and 7.00% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2001 and 2000, respectively; the rate was assumed to decrease gradually to 5% over two and four years, respectively, and remain level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate is not significant. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% at January 1, 2001 and 2000, respectively.

The Bank also has a postretirement benefit plan which provides retirement benefits to its key officers and Board members and to provide death benefits for their designated beneficiaries. Under the plan, the Bank purchased whole life insurance contracts on the lives of certain key officers and Board members.

The increase in cash surrender value of the contracts, less the Bank's premiums, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 2001 and 2000, the cash surrender value of these insurance contracts was $7,016,911 and $6,072,774, respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party of the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations related to off-balance-sheet financial instruments as it does for the financial instruments recorded in the consolidated balance sheet.

	Approximate Contractual Amount	
	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 32,999,000	$ 58,109,000
Standby letters of credit	1,192,000	1,048,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential and commercial real estate. Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party.

As of December 31, 2001, future minimum lease payments under all noncancelable lease agreements inclusive of sales tax and maintenance costs for the next five years are as follows:

2002	$	440,811
2003		406,415
2004		391,976
2005		353,322
2006		119,034
Thereafter		-
	$	1,711,558

Rent expense in 2001, 2000, and 1999 was approximately $497,000, $680,000, and $680,000, respectively.

The Company and the Bank are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse impact on the Company's consolidated financial statements.

11. STOCK OPTIONS

The Company previously granted to the president of the Company, options to purchase a total of 7,540 shares of common stock at $6.63 per share. These options, each of which are exercisable for a period of five years from the date of vesting, were vested at the rate of 1,508 shares each year, beginning July 6, 1994, the first anniversary of the president's employment. During 2001 and 2000, options to purchase 1,508 shares related to this grant expired in each of the years.

On January 30, 1998, the Company granted its president an option to purchase 17,500 shares of common stock of the Company at an exercise price of $9.88 per share (the "1998 Options") as compared to trades of stock at $5.00 per share around the date of grant. The 1998 options vest at a rate of 20% per year, commencing on January 30, 1999. The option's term is ten years from the date of vesting.

The fair value of the 1998 Option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0.26%; expected volatility of 13%; risk free interest rate of 4% and an expected life of six years. The fair value of the 1998 Option grant was immaterial since the exercise price significantly exceeded the market price of the stock.

There were no stock option grants during 2001 and 2000.

A summary of the status of the Company's stock options as of December 31, 2001, 2000, and 1999 and changes during the years ending on those dates is presented below:

| | 2001 | | | 2000 | | 1999 | |
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	22,024	$ 9.21	8.30 years	23,532	$ 9.05	25,040	$ 8.90
Granted	-	-		-	-	-	-
Expired	(1,508)	6.63		(1,508)	6.63	(1,508)	6.63
Outstanding at end of year	20,516	$ 9.40	9.3 years	22,024	$ 9.21	23,532	$ 9.05
Options exercisable at year-end	17,016	$ 9.30		11,524	$ 8.60	9,532	$ 7.82

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Following are disclosures of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

For cash, due from banks, federal funds sold, and interest-bearing deposits with banks, the carrying amount is a reasonable estimate of fair value due to the short-term nature of such items.

Investment Securities – Fair value of investment securities are based on quoted market prices.

Other Investments – The carrying amount of other investments approximates the fair value.

Loans Held for Sale – The fair value for mortgage loans held for sale is based on sales contracts in place at year-end.

Loans – The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Cash Surrender Value of Life Insurance – Cash values of life insurance policies are carried at the value for which such policies may be redeemed for cash.

Deposits – The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Notes Payable – Since the notes payable bear a variable interest rate, the carrying value approximates fair value.

Advances from Federal Home Loan Bank – The fair value of advances from the Federal Home Loan Bank is estimated by discounting the future cash flows using the rates currently available to the Bank for debt with similar remaining maturities and terms.

Commitments to Extend Credit and Standby Letters of Credit – Because commitments to extend credit and standby letters of credit are made using variable rates, or are recently executed, the contract value is a reasonable estimate of fair value.

Limitations – Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments; for example, premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

| | 2001 | | 2000 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(in thousands)		
Financial assets:				
Cash and due from banks	$ 12,877	$ 12,877	$ 12,118	$ 12,118
Federal funds sold	1,560	1,560	50	50
Interest bearing deposits with banks	37,258	37,258	13,004	13,004
Investment securities	64,255	64,323	64,537	64,603
Other investments	1,511	1,511	1,511	1,511
Loans held for sale	423	423	264	264
Loans, net	155,969	156,444	157,352	156,096
Cash surrender value of life insurance	7,017	7,017	6,073	6,073
Financial liabilities:				
Deposits	257,801	259,449	230,863	230,775
Notes payable	1,270	1,270	640	640
Advances from Federal Home Loan Bank	10,000	10,000	10,000	10,790
Off-balance-sheet financial instruments:				
Commitments to extend credit	32,999	32,999	58,109	58,109
Standby letters of credit	1,192	1,192	1,048	1,048

13. SEGMENTS

The Company has two reportable segments: the Bank and CTBM. The Bank offers a full range of commercial banking services to individual and corporate customers in metropolitan Atlanta and Columbus, Georgia. CTBM provides mortgage-related services to customers in metropolitan Atlanta and Columbus, Georgia. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income before income taxes. The Company's reportable segments are managed separately because each business offers different products.

Segment information is as follows:

	Bank	CTBM	Unallocated Items and Eliminations (Net)	Total
2001				
Net Interest Income (Expense)	$ 11,147,757	$ (21,395)	$ (31,073)	$ 11,095,289
Noninterest Income (Loss)	6,954,486	1,671,719	(89,345)	8,536,860
Noninterest Expense	13,741,197	2,387,990	195,139	16,324,326
Income (Loss) before income taxes	2,551,046	(737,666)	(315,557)	1,497,823
Segment Assets (Liabilities)	293,504,965	1,437,692	(442,801)	294,499,856
2000				
Net Interest Income (Expense)	$ 11,544,106	$ (6,543)	$ (52,332)	$ 11,485,231
Noninterest Income	5,879,002	2,541,591	48	8,420,641
Noninterest Expense	13,564,846	2,607,418	124,527	16,296,791
Income (Loss) before income taxes	3,113,950	(72,370)	(176,811)	2,864,769
Segment Assets (Liabilities)	266,112,651	1,239,294	(73,705)	267,278,240
1999				
Net Interest Income (Expense)	$ 10,503,173	$ (315)	$ (68,063)	$ 10,434,795
Noninterest Income (Loss)	4,485,246	3,469,608	(91,237)	7,863,617
Noninterest Expense	12,207,345	3,168,792	98,067	15,474,204
Income (Loss) before income taxes	2,494,074	300,501	(257,367)	2,537,208
Segment Assets (Liabilities)	214,393,463	1,242,209	(125,228)	215,510,444

14. SHAREHOLDERS' EQUITY

Capital Adequacy

The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the various regulators categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 23,638	14 %	$ 13,679	8 %	N/A	N/A
Bank	24,167	14 %	13,460	8 %	$ 16,825	10 %
Tier I Capital (to Risk Weighted Assets):						
Consolidated	21,641	13 %	6,840	4 %	N/A	N/A
Bank	22,107	13 %	6,730	4 %	10,095	6 %
Tier I Capital (to Average Assets):						
Consolidated	21,641	7 %	11,704	4 %	N/A	N/A
Bank	22,107	8 %	10,757	4 %	13,446	5 %
As of December 31, 2000						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 24,747	14 %	$ 14,068	8 %	N/A	N/A
Bank	24,177	14 %	13,996	8 %	$ 17,495	10%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	21,582	12 %	7,034	4 %	N/A	N/A
Bank	21,012	12 %	6,998	4 %	10,497	6%
Tier I Capital (to Average Assets):						
Consolidated	21,582	8 %	10,393	4 %	N/A	N/A
Bank	21,012	8 %	10,357	4 %	12,947	5%

Dividend Limitation

The amount of dividends paid by the Bank to the Company is limited by various banking regulatory agencies. Any such dividends will be subject to maintenance of required capital levels. The Georgia Department of Banking and Finance requires prior approval for a bank to pay dividends in excess of 50% of its prior year's earnings. The amount of dividends available from the Bank without prior approval from the regulators for payment in 2002 is approximately $1,022,000.

15. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Components of other operating expenses in excess of 1% of total income in any of the respective years are approximately as follows:

	2001	2000	1999
Professional services - legal	$ 346,610	$ 123,693	$ 295,121
Professional services - other	675,983	463,296	433,116
Stationery and supplies	308,976	295,202	309,421
Advertising	412,696	429,233	383,807
Data processing	1,145,749	1,073,899	968,599
Postage	167,599	425,024	359,689
Telephone	440,393	522,505	523,459
Other losses	728,851	804,718	282,246
Security and protection expense	355,871	264,814	245,619

16. CONDENSED FINANCIAL INFORMATION OF CITIZENS BANCSHARES CORPORATION (PARENT ONLY)

	December 31,	
	2001	2000
Balance Sheets		
Assets:		
Cash	$ 136,589	$ 51,297
Investment in Bank	21,957,001	21,426,469
Investment in mortgage services subsidiary	757,196	1,102,583
Other assets	38,260	124,885
	$ 22,889,046	$ 22,705,234
Liabilities and Stockholders' Equity:		
Note payable	$ 939,668	$ 639,754
Other liabilities	176,495	68,496
Total liabilities	1,116,163	708,250
Stockholders' equity	21,772,883	21,996,984
	$ 22,889,046	$ 22,705,234

	For the Years Ended December 31,		
Statements of Income and Comprehensive Income	**2001**	**2000**	**1999**
Dividends from subsidiaries	$ 948,206	$ 369,014	$ 901,859
Other revenue	4,248	3,775	2,103
Total revenue	952,454	372,789	903,962
Interest expense	35,321	56,059	69,420
Other expense	284,484	124,527	190,014
Total expenses	319,805	180,586	259,434
Income before income tax benefit and equity in undistributed earnings of the subsidiaries	632,649	192,203	644,528
Income tax benefit	107,818	61,285	89,342
Income before equity in undistributed earnings of the subsidiaries	740,467	253,488	733,870
Equity in undistributed earnings of the subsidiaries	549,874	1,847,660	1,146,701
Net income	1,290,341	2,101,148	1,880,571
Other comprehensive income (loss)	(564,728)	1,540,265	(1,710,473)
Comprehensive income	$ 725,613	$ 3,641,413	$ 170,098

	Years Ended December 31,		
Statements of Cash Flows	**2001**	**2000**	**1999**
Cash flows from operating activities:			
Net income	$ 1,290,341	$ 2,101,148	$ 1,880,571
Adjustments to reconcile net income to			
net cash used in operating activities:			
Equity in earnings of the subsidiaries	(1,498,080)	(2,216,724)	(2,048,560)
Change in other assets	86,626	(20,075)	(34,698)
Change in other liabilities	107,999	36,905	(86,946)
Net cash used in operating activities	(13,114)	(98,746)	(289,633)
Cash flows from investing activities:			
Investment in subsidiaries	(200,000)	(150,000)	-
Dividends from subsidiaries	948,206	369,014	901,859
Net cash provided by investing activities	748,206	219,014	901,859
Cash flows from financing activities:			
Payment on note payable	(200,000)	(195,246)	(200,000)
Dividends paid	(374,223)	(356,511)	(324,611)
Proceeds from note payable	499,914	-	-
Sale of treasury stock	-	-	56,855
Purchase of treasury stock	(575,491)	(169,785)	(1,031,735)
Issuance of common stock	-	-	1,482,000
Net cash provided by (used in) financing activities	(649,800)	(721,542)	(17,491)
Net change in cash	85,292	(601,274)	594,735
Cash:			
Beginning of year	51,297	652,571	57,836
End of year	$ 136,589	$ 51,297	$ 652,571
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 33,990	$ 58,449	$ 67,030
Income taxes	$ 1,169,713	$ 980,000	$ 768,059
Noncash investing activity:			
Change in Bank's unrealized gain (loss) on			
investment securities available for sale,			
net of tax	$ 564,728	$ 1,540,265	$ (1,710,473)

17. SUBSEQUENT EVENT

On March 15, 2002, the Bank received an insurance settlement in the amount of $270,443 related to losses incurred during 2001. This settlement was included the Company's consolidated financial statements as a reduction to other losses for the year ended December 31, 2001.